UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Navtech, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   63935 10 0
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.         63935 10 0                                Page 2 of 7 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Denis L. Metherell ("Denis")
         Eileen L. Metherell ("Eileen")

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[   ]  (b)[   ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Denis - United States
         Eileen - Canada

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            Denis - 91,330
                                            Eileen - 0

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            Denis - 64,670
                                            Eileen - 64,670

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            Denis - 91,330
                                            Eileen - 0

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            Denis - 64,670
                                            Eileen - 64,670

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Denis - 156,000
         Eileen - 64,670

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      Denis - 5.9%
                                                                 Eileen - 2.4%



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

14       TYPE OF REPORTING PERSON*
         Denis - IN
         Eileen - IN















































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

Item 1.           Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., a Delaware Icorporation (the "Issuer"). This statement amends and supplements the Schedule 13D, for an event dated January 31, 2000, filed by the Reporting Persons. The address of the Issuer's principal executive offices is 2340 Garden Road, Monterey, California 93940.

Item 2.           Identity and Background.

     Reference is made to Item 2 to the Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission on May 11, 2000.

Item 3.           Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.           Purpose of Transaction.

     On June 16, 2000, 85,330 shares of Common Stock issued to Denis and Eileen as joint tenants with rights of survivorship were transferred from the joint stock account of Denis and Eileen into an IRA account established for Denis.

     Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Persons may determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

Item 5.           Interest in Securities of the Issuer.

     (a) Denis holds 156,000 shares of Common Stock, which represents 5.9% of the total shares of Common Stock of the Issuer outstanding as of May 31, 2000. Eileen holds 64,670 shares of Common Stock, which represents 2.4% of the total shares of Common Stock of the Issuer outstanding as of May 31, 2000. The percentage for the Reporting Persons was calculated using as the denominator the 2,651,980 outstanding shares of Common Stock as of May 31, 2000, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended April 30, 2000.

     (b) Denis has sole voting and dispositive power with respect to 91,330 shares of such Common Stock and shared voting and dispositive power with respect to 64,670 shares of such Common Stock. Eileen does not have sole voting and dispositive power with respect to any such shares of Common Stock; however, she has shared voting and dispositive power with respect to 64,670 shares of such Common Stock.

     (c) See Item 4 hereof.


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     (d) Not applicable.

     (e) Eileen ceased to be a beneficial owner of more than five percent (5%) of the Common Stock of the Issuer on June 16, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.           Material to be Filed as Exhibits.

     (1) Agreement among the Reporting Persons.




































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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 14, 2000


                           /s/ Denis L. Metherell
                           -----------------------
                           Denis L. Metherell



                           /s/ Eileen L. Metherell
                           -----------------------
                           Eileen L. Metherell









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                                    EXHIBIT 1


     The undersigned agree that the Schedule 13D amendment to which this Agreement is attached is filed on behalf of each one of them.

Date: July 14, 2000



                           /s/ Denis L. Metherell
                           -----------------------
                           Denis L. Metherell



                           /s/ Eileen L. Metherell
                           -----------------------
                           Eileen L. Metherell




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